UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd._________

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____March 29, 2004____________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

February 5, 2004

Item 3: Press Release

A Press release dated and issued February 5, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Completion of non-brokered private placement of 2,000,000 units.

Item 5: Full Description of Material Change

CanAlaska Ventures Ltd. (the "Company") is pleased to announce a non-brokered private placement of 2,000,000 units for gross proceeds of $700,000 has been completed. Each unit consisted of one common share in the capital of the Company at a purchase price of $0.35 which has been legended to state a hold period until May 27, 2004 and one half of one non-transferable share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company until January 26, 2005 at a price of $0.45 per Warrant Share.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company's mineral projects and for general working capital.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____February 6, 2004_____________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

February 11, 2004

Item 3: Press Release

A Press release dated and issued February 11, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Management is pleased to announce that CanAlaska Ventures Ltd. has applied for two additional New Zealand gold concessions.

Item 5: Full Description of Material Change

See attached news release

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____February 12, 2004___________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.
TSX Venture Exchange: CVV OTCBB: C V V L F

2303 West 41st Avenue, Vancouver B.C. V6M 2A3
Toll Free 1-800-667-1870 (604) 685-1870, Fax: (604) 685-6550
Email: ir@canalaska.com Website: www.canalaska.com
TSX Venture: CVV - OTCBB: CVVLF

NEWS RELEASE **February 5, 2004**

$700,000 NON-BROKERED PRIVATE PLACEMENT COMPLETED

ABOUT CANALASKA

CanAlaska is a diversified mineral exploration company focused on its Gold and Platinum projects in Alaska, British Columbia, Newfoundland, Labrador, Ontario, Quebec and New Zealand. The Company is currently negotiating on various precious metal and base metal projects in Canada and United States.

CanAlaska's business model since inception has been to use the option/joint venture model (JV) with Major and Mid-tier mining companies and with well-funded Junior exploration companies. Management's objective is to overcome the exploration odds by sharing the risk while maintaining an attractive capital structure by creating shareholder wealth through the exploration and development of diversified mineral projects on an international scale.

On behalf of the board of directors

Harry Barr, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP#137089108

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

2303 West 41st Avenue, Vancouver B.C. V6M 2A3
Toll Free 1-800-667-1870 (604) 685-1870
Fax: (604) 685-6550
Email: ir@canalaska.com Website: www.canalaska.com
TSX Venture: CVV - OTCBB: CVVLF

NEWS RELEASE **February 11, 2004**

CANALASKA APPLIES FOR TWO ADDITIONAL GOLD CONCESSIONS IN NEW ZEALAND

Management is pleased to announce that CanAlaska Ventures Ltd (CVV: TSX) has applied for two additional New Zealand gold concessions, Granite Dome, and Reefton South. The applications were made as a result of an extensive review of data and field visits by CanAlaska's Canadian and New Zealand geologists throughout December and January. CanAlaska's Management is continuing to review other potential licenses for possible acquisition.

0
200 km
Sams Creek
Reefton South
Coast
WELLINGON
Reefton
Granite Dome
Alpine Fault
CHRISTCHURCH
New Zealand
South Island
Macraes
5.39t
Otago
DUNEDIN
Epithermal gold-silver deposit
Gold-quartz lode
Granite-related gold deposit

Granite Dome

The Granite Dome License application covers approximately 1,544 sq. km (80X20km). Some 10 million ounces of gold have been produced from placer deposits on the west coast of New Zealand, many of these are immediately to the west and downstream of the project area.

Project Geology

The Hohonu Range comprises Early Cretaceous Rahu Suite granite, granodiorite and tonalite intrusives forming prominent hills. There are also two occurrences of Carboniferous Karamea Suite granites. These intrude Ordovician Greenland Group metasediments, which host the Reefton Goldfield to the north. These rocks are surrounded by extensive Quaternary glacial sediments and gravels.

CanAlaska using an Alaskan-Yukon geological model, will focus its exploration efforts on the granites and surrounding metasediments as a possible source of intrusive related gold mineralization.

Reefton South

CanAlaska has also made application for the Reefton South Licence. The Reefton South Application covers approximately 12,000 hectares and surrounds the Blackwater Mine which produced 733,000 oz gold up to 1951, when the collapse of a shaft forced its closure. The license application encompasses prospective sediments to the north and west of the Blackwater Mine as well as the inferred southern strike extension of the deposit.

Geology

The northern portion of the license area which lies between Reefton and Blackwater is comprised of Ordovician Greenland Group meta-sediments .Limited reconnaissance work was carried out by CRA Exploration Pty in the 1980's.The southern area lies between the Snowy River and the Grey River and comprises a few outcrops of Greenland Group surrounded by extensive Quaternary glacial. There is no known exploration of the southern area than placer mining operations.

Continued on Page 2

Canalaska Ventures News Release dated Feb. 11, 2004 Page 2 of 2
CANALASKA APPLIES FOR TWO ADDITIONAL GOLD CONCESIONS, NEW ZEALAND

The northern area may contain gold mineralization in mesothermal quartz veins similar to that elsewhere found in the adjacent Reefton Goldfield, while the southern area has the potential for a strike extension of the Reefton Goldfield line of lode, beneath the cover of glacial sediments. The line-of-lode in the Reefton Goldfield has produced approximately 2.1 million ounces of gold.

Exploration in the Reefton Goldfield has identified depth and lateral extensions of the lode systems at the Globe-Progress and the Blackwater Mines. The Globe Progress Mine license, an open pit prospect, lies immediately to the north of CanAlaska's Reefton South Application. A Feasibility Study completed on the Globe Progress Mine indicates reserves of 5.7mT ore with an average grade of 2.7 g/t Au. Mining permits have been issued with development currently planned to commence in the 4th quarter of 2004.

New Zealand is garnering significant worldwide institutional investor interest as evidenced by the recent announcement by Oceana Gold of AUD $100 million IPO in order to acquire the assets of GRD Macraes (the largest gold producer in New Zealand). The offer has been oversubscribed with over 30 firm bids from institutions throughout Australia, Asia and Europe.

About CanAlaska
CanAlaska is a diversified mineral exploration company focused on gold diamond, and platinum projects in Alaska, British Columbia, Labrador, Ontario and Quebec CanAlaska's business model since inception has been to use the option/joint venture model (JV) with Major and Mid-tier mining companies and with well-funded Junior exploration companies. Management's objective is to maintain attractive capital structure by creating shareholder wealth through the exploration and development of diversified mineral projects on an international scale. The company is currently negotiating on various precious metal and base metal projects in Canada, United States, and New Zealand.

The qualified person for this news release is Peter Dasler, M.Sc., P.Geo.

For further information, please contact our Investor Relations Department at Toll Free 1-800-667-1870.

On behalf of the board of directors

Harry Barr, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:
CUSIP#137089108

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

CanAlaska Ventures Ltd. (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 26, 2004 1,900,000 units of the Issuer being comprised of 1,900,000 common shares and 950,000 share purchase warrants; (ii) 41,950 common shares of the Issuer (iii) January 28, 2004 100,000 units of the Issuer being comprised of 100,000 common shares and 50,000 share purchase warrants;, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 6th day of February, 2004.

CanAlaska Ventures Ltd.

"Signed"

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

--  Form 53-901F  --

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